UNITED STATES

[redacted] SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

13012699

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65864

8-68462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bendigo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 E. 44th Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Reyes 916-801-1329
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/14/13

OATH OR AFFIRMATION

I Christopher Reyes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bendigo Securities LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

My Commission expires 4/30/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bendigo Securities, LLC
(A Wholly-Owned Subsidiary of Bendigo Partners, LLC)
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	94,466
Other assets		11,476
Total assets	$	105,942
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	12,400
Due to Bendigo Partners, LLC		15,800
Total liabilities		28,200
Member's equity		77,742
Total liabilities and member's equity	$	105,942

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Bendigo Securities, LLC (a Wholly-Owned Subsidiary of Bendigo Partners, LLC ("Member")) (the "Company") is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company became a member of the Financial Industry Regulatory Authority ("FINRA") on August 2, 2011.

The Company was organized on October 21, 2009 under the laws of the State of Delaware.

The Company was in the development stage through December 31, 2011, and in 2012 was considered an operating company.

As a limited liability company, the member's liability is limited to amounts reflected in his respective account.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company records fee income as it achieves certain performance thresholds required under agreements and records related expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is not liable for federal or state income taxes. The member is responsible to report separately its distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state or local taxing authorities for years ending December 31, 2009, and thereafter.

Working Capital Contributions

The Member intends to continue to provide working capital to meet operational and regulatory requirements, through and including December 31, 2013.

3. Related Party

Through an agreement with Bendigo Partners, LLC, the Company is allocated certain operating expenses including executive officer support, rent, telecommunication and other general services to be allocated in accordance with the agreement. For the year ended December 31, 2012, the Company was charged approximately $47,400 for these expenses. At December 31, 2012, the balance due to the related party was approximately $15,800.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1 during the first year of commencing business.

At December 31, 2012, the Company had net capital, as defined, of $66,266 which was $61,266 above its required net capital of $5,000. Aggregate indebtedness at December 31, 2012 was $28,200. The ratio of aggregate indebtedness to net capital was 0.42 to 1.

As a result of a technical interpretation, the Company was not in compliance with its minimum net capital requirement up to March 5, 2012. The company took immediate corrective action on March 5, 2012. Timely notifications were made to regulatory authorities.

5. Subsequent Events

The Company has evaluated subsequent events through February 26, 2013, the date the financial statements were available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
of Bendigo Securities LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Bendigo Securities LLC, (the "Company"), as of December 31, 2012, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bendigo Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 26, 2013

Woodbury, NY